UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto as Exhibit 99.1 is the (i) notice and proxy statement, (ii) proxy card and (iii) mailing notice for the 2025 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Simon Des-Etages
	Name:	Simon Des-Etages
	Title:	General Counsel and Group Chief Legal Officer

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EXHIBIT INDEX

Exhibit	Description
99.1	(i) Notice and Proxy Statement, (ii) Proxy Card and (iii) mailing notice for the 2025 Annual General Meeting.

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